EXHIBIT 99.1

Press Release

B Communications Announces Payment of Dividend

A dividend of NIS 2.24 per share was approved by the Company's Board of Directors

Ramat Gan, Israel - May 21, 2015 - B Communications Ltd. (NASDAQ and TASE: BCOM) announced today that in a meeting held on this date, the Board of Directors of the Company, declared a dividend of NIS 2.24 per share (approximately $0.58 cents according to the rate of exchange on May 21, 2015) and approximately NIS 67 million (approximately $17 million) in the aggregate. Tax will be withheld at a rate of 25%.

Dividends that will be paid in US dollars will be converted from NIS based on the representative rate of exchange published by the Bank of Israel on June 1, 2015.

The record date for the distribution of the dividend will be June 2, 2015 and the payment date will be June 16, 2015.

Doron Turgeman, CEO of B Communications said today: “The Board’s decision to distribute a dividend of NIS 67 million ($17 million) reflects the significant improvements we have made to our capital structure. In the past five years, we have focused aggressively on deleveraging, reducing our net financial debt from more than NIS 5 billion in April 2010 to only NIS 2.7 billion today and improving our loan-to-value ratio, or LTV, from more than 80% at April 14, 2010 to 46% today. With our balance sheet in good shape, we believe now is the right time to return capital to our shareholders while continuing to maintain sufficient resources to service our debt".

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman – Investor Relations
Hadas@km-ir.co.il / Tel: +972-3-516-7620